NEWS RELEASE

 Trading Symbols

TSX V:  IXS

 OTCBB: IXSBF

No. 07- 20

INNEXUS BIOTECHNOLOGY UNVEILS NEW PLATFORM FOR AUGMENTING ANTIBODY THERAPEUTICS

- DXL625 (CD20) Demonstrates Dynamic Cross-Linking System Increases Treatment Potency, Enhancing Therapeutic Effect in Tumors -

BRITISH COLUMBIA, Canada—August 7, 2007—InNexus Biotechnology Inc. (OTCBB: IXSBF, TSX: IXS.V), a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, today announced that significant enhancement of critical performance factors for many monoclonal antibodies (MAbs) appears possible through a novel cross linking technology developed by the company. Laboratory studies of the company’s first product candidate, DXL625 (CD20), for the prospective treatment of non-Hodgkin’s lymphoma, indicated that DXL625, an anti-CD20 monoclonal antibody enhanced with InNexus’ DXL™ technology, may afford greater potency, binding affinity, and related characteristics, than the parent compound.

The data were presented as part of the Cancer Track at the IBC Life Science Drug Discovery and Development of Innovative Therapeutics (DDT) Conference in Boston, Massachusetts, taking place from August 6-9th.

“Boosting proven monoclonal antibody products will yield critical medical and commercial advantages, making a growing multi-billion dollar product category even better,” said Jeff Morhet, President and CEO of InNexus Biotechnology. “Our proof of principle demonstration suggests that DXL™ capabilities can be applied to a diverse range of late stage and prospective treatments. The data are an important example of how InNexus can improve biotherapeutic candidates, with possible advances in product life cycles, dosing, product stability, and other key parameters.”

The InNexus study utilized CD20 antibodies integrated with DXL™-peptide. The modified antibodies were observed to have a higher binding affinity than the parent molecule. DXL™-anti-CD20 antibodies were also seen as more potent inducers of apoptosis in cell-based assays. DXL™-anti-HER2 antibodies were significantly more potent than the parent antibody in slowing tumor progression in a xenograft disease model.

InNexus recently announced the appointment of Thomas Kindt, M.D., former National Institute of Health (NIH) Director of Intramural Research, to the position of Chief Scientific Officer. Also, last week the company announced that Jur Strobos, M.D., J.D. former Director of Policy Research in the Office of the Commissioner of the Food and Drug Administration (FDA), will serve as Chief Medical Officer for InNexus. Earlier this year, the company disclosed that Royalty Pharma had completed purchase of a royalty interest in up to two products targeting cancer based on InNexus’ DXL™ antibody enhancement technology. Under the terms of the agreement, Royalty Pharma has paid for the first royalty interest for U.S. $2 million and holds an option to purchase a royalty interest in a second product for an additional U.S. $2 million. The total purchase price for the royalty interests may be increased by up to U.S. $30 million for the two products if certain conditions are fulfilled.

About DXL™ Technology

DXL™ technology works by integrating self-binding peptides into monoclonal antibodies, potentiating target binding. Modified antibodies “cluster” upon engaging the target receptor site, resulting in greater “molecular mass” at the point of association. This may facilitate cancer cell destruction in a target dependent manner by increasing apoptosis, antibody dependent cell cytotoxicity and complement-dependent cytotoxicity. In addition, DXL™ antibodies have significantly extended dissociation rates, as measured by surface plasmon resonance. To learn more about InNexus’ DXL™ technology, please visit www.ixsbio.com.

About InNexus

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its DXL™ technology, which improves the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in–house developmental facilities. These development resources provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward–looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

  ”Jeff Morhet”
Jeff Morhet

President & CEO

Contacts

InNexus Biotechnology Inc.

Thomas Kindt, Ph.D., Chief Scientific Officer

480-862-7500

The Investor Relations Group

Christine Berni/Joe Triunfo, 212-825-3210

cberni@investorrelationsgroup.com

jtriunfo@investorrelationsgroup.com

Endnotes

2760 – 200 Granville Street, Vancouver, BC, V6C 1S4

Telephone: 604 696-3604 or Toll Free 1-888-271-0788